January 28, 2011

Mr. Lyn Shenk

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

RE:	PACCAR Inc
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2010
File Number: 001-14817

Dear Mr. Shenk:

As requested by Doug Jones in our phone call on January 25, 2011 the following information is provided to supplement the Company’s response of December 17, 2010.

Response to Comment 23:

The following reconciles the total amounts shown in our table to information in the Company’s footnote D. Finance and Other Receivables.

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

Response to Comment 28:

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael T. Barkley
Michael T. Barkley
Vice President and Controller
(Authorized Officer and Chief Accounting Officer)